OSISKO GOLD ROYALTIES PROVIDES UPDATE ON INVESTMENT PORTFOLIO
FAIR VALUE $407.9 MILLION

(Montréal, Québec, April 10, 2017) Osisko Gold Royalties Ltd (TSX & NYSE:OR) is pleased to provide an update on its investment portfolio, which had an estimated fair value1 of approximately $407.9 million as at April 7, 2017. The acquired cash price of the portfolio is approximately $233.2 million.

Sean Roosen, Chair and Chief Executive Officer, commenting on the portfolio noted: “As part of our value creation process, we have committed capital and people to advance exploration and development projects. As part of our investment in these projects, we have secured royalties, streams and rights to participate in future financings. We believe that these projects will provide a strong platform to generate future revenues”.

The following outlines some of the developments in projects held in certain investee corporations:

Osisko Mining Inc. (TSX-OSK)

Osisko Mining Inc. (“OSK”) is currently carrying out a 400,000 meter drilling program on its flagship Windfall project located approximately 100 km east of Lebel-sur-Quévillon, Québec. The property is located in the Plan Nord region, a Québec Government initiative to develop northern Québec. The Windfall exploration program continues to generate exciting drilling results. OSK also owns the Marban deposit near the Canadian Malartic Mine and the Garrison property in northern Ontario.

Osisko Gold Royalties owns 27,372,709 common shares of OSK (14.8%) with a fair value of approximately $153.0 million as at April 7, 2017, exceeding its acquired cash price by approximately $102.0 million. Osisko Gold Royalties also owns a 1.5% net smelter return (“NSR”) royalty on the Windfall project and has the right to fund the project development and to participate in future equity financings.

Additional information on Osisko Mining Inc. can be obtained on their corporate website www.osiskomining.com.

Barkerville Gold Mines Ltd. (TSXV-BGM)

Barkerville Gold Mines Ltd. (“BGM”) is focused on exploring and developing an extensive land package in the historical Cariboo Mining District of Central British Columbia. BGM is currently executing a 130,000 meter drilling program and expects to mine 150,000 tonnes from the Bonanza Ledge deposit, following the reception of the amended mining permits to allow for the underground exploitation of up to 150,000 tonnes per year.

Osisko Gold Royalties owns 116,372,506 common shares of BGM (35.2%) with a fair value of approximately $85.0 million as at April 7, 2017, exceeding its acquired cash price by approximately $36.3 million. Osisko Gold Royalties also owns a 2.25% NSR royalty over BGM’s land package.

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1 The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at April 7, 2017.

Additional information on Barkerville Gold Mines Ltd. can be obtained on their corporate website www.barkervillegold.com.

Falco Resources Ltd. (TSXV-FPC)

Falco Resources Ltd. (“FPC”) is currently focused on the preparation of the feasibility study for the Horne 5 deposit located in the prolific Rouyn-Noranda mining area. The study is expected to be completed in late second or early third quarter of 2017. The Horne Mine has produced historically 11.6 million ounces of gold and 2.5 billion pounds of copper. FPC has recently initiated a 40,000 meter drilling program on targets within the Rouyn-Noranda mining area. The cost of the investment in drilling is estimated at $10.0 million.

Osisko Gold Royalties owns 20,826,605 common shares of FPC (13.3%) . It has also provided a $10.0 million advance payment to FPC, which can be applied to a silver stream or a 1% NSR royalty following the completion of the feasibility study. The fair value of its equity holding in FPC is approximately $21.5 million, exceeding its acquired cash price by approximately $10.0 million.

Additional information on Falco Resources Ltd. can be obtained on their corporate website www.falcores.com.

Arizona Mining Inc. (TSX-AZ)

Arizona Mining Inc. (“AZ”) reported on April 3, 2017 (AZ’s press release dated April 3, 2017 is available on www.sedar.com), the highlights of a preliminary economic study and a mineral resource updated for its Taylor zinc-lead-silver sulfide deposit located on their 100%-owned Hermosa project in Arizona, USA.

Osisko Gold Royalties owns 4.3% of the common shares outstanding of AZ with a fair value of approximately $23.7 million, exceeding its acquired cash price by approximately $14.0 million. Osisko also owns a 1% NSR royalty which was acquired in April 2016 for $10 million.

Additional information on Arizona Mining Inc. can be obtained on their corporate website www.arizonamining.com.

Osisko Gold Royalties invests from time to time in resource companies. It may increase or reduce its portfolio from time to time.

About Osisko Gold Royalties Ltd

Osisko is an intermediate precious metal royalty and stream company focused on the Americas that commenced activities in June 2014. It holds over 50 royalties and streams, including a 5% NSR royalty on the Canadian Malartic Mine (Canada), a 2.0% to 3.5% NSR royalty on the Éléonore Mine (Canada) and a silver stream on the Gibraltar Mine (Canada). It maintains a strong financial position and has distributed $30.8 million in dividends to its shareholders during the past nine consecutive quarters. Osisko also owns a portfolio of publicly held resource companies, including a 14.8% interest in Osisko Mining Inc., 13.3% in Falco Resources Ltd., and 35.2% interest in Barkerville Gold Mines Ltd.

Osisko’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward looking information” and “forward-looking statements” within the meaning of applicable Canadian Securities Laws and the United States Private Securities Litigation Reform Act of 1995 (collectively, the “forward-looking statements”). All statements in this press release, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management’s expectations regarding Osisko’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, business prospects and opportunities are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and mineral resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Osisko, and the growth of and the benefits deriving from its portfolio of investments. Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: fluctuations in the prices of the commodities that drive royalties or other interests held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes in national and local government, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty or other interest; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks. The forward-looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation by the operators of the properties in which Osisko holds a royalty or other interest by the operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the operators of such underlying properties; the absence of material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Osisko holds a royalty or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Certain of the information conta ined in this press release relating to the investee corporations is based on and derived from publicly available information of the investee corporations. The forward-looking statements issued from these investee corporations reproduced in this press release are subject to change after the date of this press release. Osisko has relied upon this information without having made independent inquiries as to the accuracy or completeness thereof; however, Osisko has no reason to believe such information is misleading or inaccurate.

For additional information with respect to these and other factors and assumptions underlying the forward-looking statements made in this press release, see Osisko’s annual and/or quarterly management discussion and analysis and other of its public disclosure documents filed with the Canadian securities commissions and available electronically under Osisko's issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. The forward-looking statements set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

For further information please contact:

Vincent Metcalfe	Joseph de la Plante
Vice President, Investor Relations	Vice President, Corporate Development
Tel. (514) 940-0670	Tel. (514) 940-0670
vmetcalfe@osiskogr.com	jdelaplante@osiskogr.com